Exhibit 99.1

Ten Earlsfort Terrace,
Dublin 2, D02 T380, Ireland
NOTICE OF 2024 ANNUAL GENERAL MEETING
To Be Held on June 30, 2025
Dear Shareholder:
Notice is hereby given that the 2024 annual general meeting (the “Annual Meeting”) of Carbon Revolution Public Limited Company, an Irish public limited company (the “Company,” “we,” “us” or “our”) will be held on Monday, June 30, 2025, at 2:00 p.m., Greenwich Mean Time (9:00 a.m., Eastern Time, 11:00 p.m., Australian Eastern Standard Time). The Annual Meeting is held for the following purposes:
1.
To re-elect the three (3) members of our board of directors (the “Board of Directors” or the “Board”) named in the accompanying proxy statement who are the initial Class I directors to serve as Class I directors until the 2027 annual meeting of shareholders (“Proposal No. 1”);

2.
To ratify the appointment of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee, as the Company’s independent registered public accounting firm for the Company’s fiscal year ending June 30, 2025 and to authorize the Board to fix their remuneration (“Proposal No. 2”);

3.
To ratify the appointment of KPMG, an Irish partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee, as the Company’s Irish statutory auditor for the fiscal year ending June 30, 2023, and to authorize the Board to fix their renumeration (“Proposal No. 3”);

4.
To ratify the appointment of KPMG, an Irish partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee, as the Company’s Irish statutory auditor for the fiscal year ending June 30, 2024, and to authorize the Board to fix their renumeration (“Proposal No. 4”);

5.
To ratify the appointment of KPMG, an Irish partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee, as the Company’s Irish statutory auditor for the fiscal year ending June 30, 2025, and to authorize the Board to fix their renumeration (“Proposal No. 5”);

6.
To consider the Company’s statutory financial statements for financial year ended June 30, 2023, the report of the directors, and the report of the statutory auditors on those statements and that report; and

7.
To consider the Company’s statutory financial statements for financial year ended June 30, 2024, the report of the directors, and the report of the statutory auditors on those statements and that report.

The foregoing items of business are more fully described in the proxy statement accompanying this notice or made available over the Internet. We are not aware of any other business to come before the Annual Meeting.
Only shareholders of record at the close of business on May 20, 2025, are entitled to notice and to vote at the Annual Meeting and any adjournment or postponement thereof.
The Annual Meeting will be a completely virtual meeting of shareholders, which will be conducted solely online at www.virtualshareholdermeeting.com/CREV2024. You will be able to attend and participate in the Annual Meeting online, vote your shares electronically or submit your questions prior to and during the meeting by visiting the website(s) indicated in your proxy materials. You may need to have your control number included on your proxy card or on the instructions that accompanied your proxy materials or other information as instructed through your broker, bank or other holder of record to join the Annual Meeting. There will be no physical location for shareholders to attend, and you will not be able to attend the Annual Meeting in person.
It is important that your shares are represented at the Annual Meeting. We urge you to review the attached proxy statement and, whether or not you plan to attend the Annual Meeting, please vote your shares promptly by casting your vote via the Internet or any other provided voting option, or, if you receive a full set of proxy materials by mail or request one be mailed to you, and prefer to mail your proxy, please complete, sign, date, and return your proxy in the pre-addressed envelope provided, which requires no additional postage if mailed in the United States. You may revoke your vote by submitting a subsequent vote over the Internet, by mail or any other option provided for voting before the Annual Meeting, or by voting electronically at the Annual Meeting. The final deadline for casting your vote via the internet is 11:59 p.m. Eastern Time June 29, 2025 and the deadline for return of physical proxy forms is 11:59 p.m. Eastern Time June 29, 2025.

By Order of the Board of Directors

Dated: June 6, 2025	/s/ Robert A. Lutz
Robert A. Lutz Chairman

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting to Be Held on June 30, 2025: Our 2024 proxy statement, annual report to security holders for the year ended June 30, 2024 and the Company’s statutory financial statements for financial years ended June 30, 2023 and June 30, 2024 are available at www.ProxyVote.com.

Page
GENERAL INFORMATION	1
Purpose of Annual Meeting	1
Will there be any other items of business on the agenda?	1
Who is entitled to vote at the Annual Meeting?	2
What constitutes a quorum?	2
How are votes counted?	2
What is the vote required to approve each of the proposals?	3
How do I vote?	3
Can I change my vote or revoke my proxy?	3
Who is paying for the expenses involved in preparing and mailing this Proxy Statement?	3
PROPOSAL NO. 1 ELECTION OF DIRECTORS	4
Director Nominees	4
Director Qualifications – General	4
Summary of Qualifications of Nominees for Director	4
Vote Required	5
PROPOSAL NO. 2 RATIFICATION OF THE APPOINTMENT OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR ENDING JUNE 30, 2025 AND AUTHORIZATION TO FIX REMUNERATION	6
Vote Required	6
PROPOSAL NO. 3 RATIFICATION OF THE APPOINTMENT OF OUR IRISH STATUTORY AUDITOR FOR FISCAL YEAR ENDING JUNE 30, 2023 AND AUTHORIZATION TO FIX REMUNERATION	7
Background	7
Vote Required	7
Recommendation of the Board	7
PROPOSAL NO. 4 RATIFICATION OF THE APPOINTMENT OF OUR IRISH STATUTORY AUDITOR FOR FISCAL YEAR ENDING JUNE 30, 2024 AND AUTHORIZATION TO FIX REMUNERATION	8
Background	8
Vote Required	8
Recommendation of the Board	8
PROPOSAL NO. 5 RATIFICATION OF THE APPOINTMENT OF OUR IRISH STATUTORY AUDITOR FOR FISCAL YEAR ENDING JUNE 30, 2025 AND AUTHORIZATION TO FIX REMUNERATION	9
Background	9
Vote Required	9
Recommendation of the Board	9
ANNUAL REPORT ON FORM 20-F	10
STATUTORY FINANCIAL STATEMENTS	10
OTHER MATTERS	10

i

CARBON REVOLUTION
PUBLIC LIMITED COMPANY
Ten Earlsfort Terrace,
Dublin 2, D02 T380, Ireland
PROXY STATEMENT
This proxy statement (“Proxy Statement”) and the accompanying proxy are being furnished with respect to the solicitation of proxies by the board of directors (the “Board of Directors” or the “Board”) of Carbon Revolution Public Limited Company, an Irish public limited company (the “Company,” “we,” “us” or “our”), for the 2024 annual general meeting (the “Annual Meeting”). The Annual Meeting is to be held on Monday, June 30, 2025, at 2:00 p.m., Greenwich Mean Time (9:00 a.m., Eastern Time, 11:00 p.m., Australian Eastern Standard Time).
We will send or make these proxy materials available to shareholders on or about June 6, 2025.
GENERAL INFORMATION
Purpose of Annual Meeting
The purposes of the Annual Meeting are to seek shareholder approval of the following proposals:
1.
To re-elect the three (3) members of our board of directors (the “Board of Directors” or the “Board”) named in the accompanying proxy statement who are the initial Class I directors to serve as Class I directors until the 2027 annual meeting of shareholders (“Proposal No. 1”);

2.
To ratify the appointment of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee, as the Company’s independent registered public accounting firm for the Company’s fiscal year ending June 30, 2025, and to authorise the Board to fix their remuneration (“Proposal No. 2”);

3.
To ratify the appointment of KPMG, an Irish partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee, as the Company’s Irish statutory auditor for the fiscal year ending June 30, 2023, and to authorize the Board to fix their renumeration (“Proposal No. 3”);

4.
To ratify the appointment of KPMG, an Irish partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee, as the Company’s Irish statutory auditor for the fiscal year ending June 30, 2024, and to authorize the Board to fix their renumeration (“Proposal No. 4”);

5.
To ratify the appointment of KPMG, an Irish partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee, ,as the Company’s Irish statutory auditor for the fiscal year ending June 30, 2025, and to authorize the Board to fix their renumeration (“Proposal 5”);

6.
To consider the Company’s statutory financial statements for financial year ended June 30, 2023, the report of the directors, and the report of the statutory auditors on those statements and that report; and

7.
To consider the Company’s statutory financial statements for financial year ended June 30, 2024, the report of the directors, and the report of the statutory auditors on those statements and that report.

The Board recommends a vote FOR each director nominee in Proposal No. 1 and FOR proposals 2, 3, 4 and 5.
Will there be any other items of business on the agenda?
The Board knows of no other matters that will be presented for consideration at the Annual Meeting. Nonetheless, in case there is an unforeseen need, the accompanying proxy gives discretionary authority to the persons named on the proxy with respect to any other matters that might be brought before the Annual Meeting or at any postponement or adjournment of the Annual Meeting. Those persons intend to vote that proxy in accordance with their judgment. If for any reason any of the nominees are not available as candidates for director, and our Board has not determined or reduced the authorized maximum number of directors on our Board, the persons named as proxy holders will vote your proxy for such other candidate or candidates as may be nominated by the Board.
Who is entitled to vote at the Annual Meeting?
Only shareholders of record of our Ordinary Shares, $0.0001 nominal value per share (the “Ordinary Shares”) and Class A Preferred Shares, $0.0001 nominal value per share (the “Class A Preferred Shares”) as of the close of business on May 20, 2025 (the “Record Date”) are entitled to notice and to vote at the Annual Meeting and any adjournment(s) or postponement(s) thereof.
Each fully paid Ordinary Share is entitled to one vote on each matter properly brought before the Annual Meeting. Each fully paid Class A Preferred Share is entitled to a number of votes on each matter properly brought before the Annual Meeting, calculated using the formula set out at Article 12 of our Constitution: the holders of the Series A Preferred Shares have a number of votes equal to 19.99% of the sum of the total number of outstanding ordinary shares and the votes cast by the Class A Preferred Shares. Accordingly, the holders of the Series A Preferred Shares have 474,749 votes, therefore each Class A Preferred Share carries 1,356.42572 votes.
The enclosed proxy card or voting instruction card shows the number of shares you are entitled to vote at the Annual Meeting. The final deadline for casting your vote via the internet is 11:59 p.m. Eastern Time June 29, 2025 and the deadline for return of physical proxy forms is 11:59 p.m. Eastern Time June 29, 2025.
Shareholder of Record: Shares Registered in Your Name
If on the Record Date your shares were registered directly in your name with the Company, then you are a shareholder of record. As a shareholder of record, you may vote in person at the Annual Meeting or vote by proxy. Whether or not you plan to attend the Annual Meeting, to ensure your vote is counted, we encourage you to vote either by Internet or by filling out and returning the enclosed proxy card.
Beneficial Owner: Shares Registered in the Name of a Broker or Bank
If on the Record Date your shares were held in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the shareholder of record for purposes of voting at the Annual Meeting. As the beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. Your broker will not be able to vote your shares unless your broker receives specific voting instructions from you. We strongly encourage you to vote.
What constitutes a quorum?
In order to establish a quorum at our Annual Meeting, there must be at least two members present in person or by proxy and having the right to attend and vote at the meeting and together holding shares representing more than 50% of the votes that may be cast by all members at the relevant time. If a quorum is not present, the Annual Meeting will be adjourned or postponed until a quorum is obtained.
How are votes counted?
You may vote “FOR”, “AGAINST” or “ABSTAIN” with respect to each of the proposals presented. A vote “FOR” will be counted in favor of the proposal or director nominee and a vote “AGAINST” will be counted against each proposal or director nominee. Except as described below, an “ABSTAIN” vote will not be counted “FOR” or “AGAINST” and will have no effect on the voting results for any of the proposals in this notice. The inspector of election appointed for the Annual Meeting will monitor all votes and assist us in tabulating the votes.
What is a “broker non-vote” and how does it affect voting?
If you are a beneficial owner whose shares are held of record by a broker, we encourage you to instruct the broker how to vote your shares. If you do not provide voting instructions, your shares will not be voted on any proposal for which the broker does not have discretionary authority to vote. This is called a “broker non-vote”, which occurs for proposals considered “non-routine” under NYSE rules. Your broker will, however, still be able to register your shares as being present at the Annual Meeting for purposes of determining the presence of a quorum and will be able to vote on “routine” proposals. The “routine” proposals in this notice are Proposals 2, 3, 4 and 5 for which your broker has discretionary voting authority under the NYSE rules to vote your shares, even if the broker does not receive voting instructions from you. Proposal 1 is considered “non-routine” such that, if you are a beneficial owner whose shares are held of record by a broker and you do not provide voting instructions, a broker non-vote will occur and your shares will not be voted on this proposal.
What is the vote required to approve each of the proposals?
Each of the proposals requires the affirmative vote of a simple majority of the votes of the shareholders (or their duly appointed proxies) entitled to vote and voting on such proposal.
How do I vote?
Your shares may only be voted at the Annual Meeting if you are present in person or are represented by proxy. Whether or not you plan to attend the Annual Meeting, we encourage you to vote by proxy to ensure that your shares will be represented.
You may vote using any of the following methods:
•
By Internet. You may vote by using the Internet in accordance with the instructions included in the proxy card. The Internet voting procedures are designed to authenticate shareholders’ identities, to allow shareholders to vote their shares and to confirm that their instructions have been properly recorded. The final deadline for casting your vote via the internet is 11:59 p.m. Eastern Time June 29, 2025.

•
By Mail. Shareholders of record as of the Record Date may submit proxies by completing, signing and dating their proxy cards and mailing them in the accompanying pre-addressed envelopes. If you return your signed proxy but do not indicate your voting preferences, your shares will be voted on your behalf “FOR” each of the proposals. Shareholders who hold shares beneficially in street name may provide voting instructions by mail by completing, signing and dating the voting instruction forms provided by their brokers, banks or other nominees and mailing them in the accompanying pre-addressed envelopes. The final deadline for casting your vote via mail is 11:59 p.m. Eastern Time June 29, 2025.

•	By Telephone. Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time June 29, 2025.
•
Electronically at the Virtual Annual Meeting. Attend and vote at the virtual Annual Meeting at www.virtualshareholdermeeting.com/CREV2024. To participate in the annual meeting if shares are held in your name as the shareholder of record, you may need the control number included on your proxy card or other information on the instructions that accompanied your proxy materials. If shares are held beneficially in street name, your broker, bank, or other nominee will provide any necessary control number or other voting instructions.

Can I change my vote or revoke my proxy?
Even if you execute a proxy, you retain the right to revoke it and to change your vote by notifying us at any time before your proxy is voted. Mere attendance at the meeting will not revoke a proxy. Such revocation may be effected by following the instructions for voting on your proxy card or vote instruction form. Unless so revoked, the shares represented by proxies, if received in time, will be voted in accordance with the directions given therein. However, if you are shareholder of record, delivery of a proxy would not preclude you from attending and voting in person at the meeting convened and in such event, the instrument appointing a proxy shall be deemed to be revoked.
If the Annual Meeting is postponed or adjourned for any reason, at any subsequent reconvening of the Annual Meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the Annual Meeting (except for any proxies that have at that time effectively been revoked or withdrawn), even if the proxies had been effectively voted on the same or any other matter at a previous Annual Meeting.
Who is paying for the expenses involved in preparing and mailing this Proxy Statement?
All of the expenses involved in preparing, assembling and mailing these proxy materials and all costs of soliciting proxies will be paid by us. In addition to the solicitation by mail, proxies may be solicited by our officers and other employees by telephone or in person. Such persons will receive no compensation for their services other than their regular salaries. Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the shares held of record by such persons, and we may reimburse such persons for reasonable out of pocket expenses incurred by them in forwarding solicitation materials.

PROPOSAL NO. 1
ELECTION OF DIRECTORS
The Board is responsible for establishing broad corporate policies and monitoring the overall performance of the Company. It selects the Company’s executive officers, delegates authority for the conduct of the Company’s day-to-day operations to those officers and monitors their performance. Members of the Board are kept informed of the Company’s business by participating in Board and committee meetings, by reviewing analysis and reports, and through discussions with the Chief Executive Officer and other officers.
There are currently eight directors serving on the Board. At the Annual Meeting, the three Class I directors will stand for election. The individuals who have been nominated for election to the Board at the Annual Meeting are listed in the table below. Each of the nominees is a current director.
If, as a result of circumstances not now known or foreseen, any of the nominees is unavailable to serve as a nominee for director at the time of the Annual Meeting, the holders of the proxies solicited by this proxy statement may vote those proxies either (i) for the election of a substitute nominee who will be designated by the proxy holders or by the present Board or (ii) for the balance of the nominees, leaving a vacancy. Alternatively, the size of the Board may be reduced accordingly. The Board has no reason to believe that any of the nominees will be unwilling or unable to serve if elected as a director. Proxies submitted on the accompanying proxy card will be voted for the election of the nominees listed below, unless the proxy card is marked otherwise.
Director Nominees
The names, the positions and the ages as of the Record Date of the individuals who are our nominees for election as directors are:

Name	Age	Position(s) with the Company	Term as Director
Jacqueline A. Dedo	64	Independent Director	November 2023 – Present
Matti Masanovich	53	Independent Director	November 2023 – Present
Dale McKee	65	Independent Director	November 2023 – Present

Director Qualifications – General
Directors are responsible for overseeing our business consistent with their fiduciary duty to the Company, having regard to the interests of shareholders. This significant responsibility requires highly-skilled individuals with various qualities, attributes and professional experience. The Board believes that there are general requirements for service on our Board that are applicable to all directors and that there are other skills and experience that should be represented on the Board as a whole but not necessarily by each director. When evaluating candidates for nomination as new directors, the Board and the Remuneration and Nominating Committee of the Board consider the qualifications of director candidates individually and in the broader context of the Board’s overall composition and our current and future needs.
In its assessment of each potential candidate, including those recommended by shareholders, the Remuneration and Nominating Committee considers the nominee’s judgment, integrity, experience, competence, independence, understanding of our business or other related industries and such other factors the Remuneration and Nominating Committee determines are pertinent in light of the current needs of the Board. The Remuneration and Nominating Committee also takes into account the ability of a director to devote the time and effort necessary to fulfill his or her responsibilities to us. The Board and the Remuneration and Nominating Committee require that each director be a recognized person of high integrity with a proven record of success in his or her field.
Summary of Qualifications of Nominees for Director
The names of the nominees and certain biographical information about each current director standing for election at the Annual Meeting, including a description of his or her business experience, qualifications, education and skills that led the Board to conclude that such individual should serve as a member of the Board, are set forth below:
Jacqueline A. Dedo has served as a director since the closing of the Business Combination. Since May 2015, Ms. Dedo has served as a co-founder of Aware Mobility LLC, which is focused on the development, application and consulting of electrified propulsion and emerging technologies. Prior to May 2015, Ms. Dedo served as President of

Piston Group and held various positions with Dana Holding Corp, The Timken Company, Motorola, Covisint LLC, Robert Bosch Corporation and Cadillac Motor Car Company. Ms. Dedo received a Bachelor of Science degree in Electrical Engineering from Kettering University. Ms. Dedo serves as a member of the board of directors of Li-Cycle Holdings Corp. since August 2022, Workhorse Group Inc. (Nasdaq: WKHS) since May 2020 and Ballard Power Systems (Nasdaq: BLDP) since March 2024. Ms. Dedo brings to the Company Board over 35 years of broad global automotive, off highway, industrial and aftermarket experience.
Matti Masanovich has served as a director since the closing of the Business Combination. Mr. Masanovich has served as Senior Vice President and Chief Financial Officer of Catalent since July 2023. Prior to joining Catalent, Mr. Masanovich served as Executive Vice President and Chief Financial Officer of Tenneco Automotive from August 2020 until November 2022. Prior to joining Tenneco Automotive, Mr. Masanovich was Chief Financial Officer of Superior Industries International, Inc. between September 2018 and August 2020. Previously, he was with General Cable Corporation, serving from November 2016 to June 2018 as Senior Vice President and Chief Financial Officer. Prior to that, Mr. Masanovich served in various senior finance and accounting roles at Tier 1 automotive suppliers such as International Automotive Components and Aptiv (formerly Delphi). Mr. Masanovich holds a Bachelor of Commerce and Masters of Business Administration from the University of Windsor. He was also previously a chartered accountant with the Canadian Institute of Chartered Accountants. Mr. Masanovich brings to the Company Board extensive management and finance and accounting experience.
Dale McKee has served as a director of Carbon Revolution Ltd. since September 2018 and a director of the Company since the closing of the Business Combination. Mr. McKee serves as director, honorary treasurer, and chair of the Audit and Risk Committee of Museums Board of Victoria and as Trustee of the Marion and EH Flack Trust. He previously served as a senior partner at PricewaterhouseCoopers from 1993 to 2018. Mr. McKee is a former member of the Australian Auditing Standards Board. He holds a Bachelor of Business from Federation University and is a Fellow of the Institute of Chartered Accountants in Australia and New Zealand. Mr. McKee brings to the Company Board extensive experience with respect to audit, accounting, corporate governance, risk management, and capital markets matters.
Vote Required
The election of each nominee for director requires the affirmative vote of a simple majority of the votes of the shareholders entitled to vote and voting on the proposal, present in person or by proxy. Abstentions and broker non-votes will have no effect on this proposal.
Recommendation of the Board
The Board recommends a vote FOR the election of the nominees listed above.

PROPOSAL NO. 2
RATIFY THE APPOINTMENT OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR ENDING JUNE 30, 2025 AND AUTHORIZATION TO FIX REMUNERATION
Background
The Audit Committee of the Board (the “Audit Committee”) has selected KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee (“KPMG”), as the Company’s independent registered public accounting firm, to audit the consolidated financial statements of the Company for the fiscal year ending June 30, 2025.
We are asking our shareholders to ratify the appointment of KPMG as our independent registered public accounting firm at the Annual Meeting, and to authorize the Board to fix the remuneration of KPMG. Although ratification is not required by our Constitution or otherwise, the Board is submitting this matter to our shareholders for ratification as a matter of good corporate governance practice. If the appointment is not ratified, the Audit Committee will reconsider whether or not to retain KPMG. Even if the appointment is ratifed, the Audit Committee, in its discretion, may appoint a different registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of us and our shareholders.
Vote Required
The ratification of the appointment of KPMG as our independent registered public accounting firm and the authorization of the Board to fix the remuneration of KPMG requires the affirmative vote of a simple majority of the votes of the shareholders entitled to vote and voting on the proposal, present in person or voting by proxy. Abstentions will have no effect on this proposal. This proposal is considered to be a routine matter, and a brokerage firm will be able to vote on this proposal even if it does not receive instructions. If there are any broker non-votes, they will have no effect on this proposal.
Recommendation of the Board
The Board recommends a vote FOR ratification of the appointment of KPMG as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2025 and the authorization of the Board to fix their remuneration.

PROPOSAL NO. 3
RATIFICATION OF THE APPOINTMENT OF OUR IRISH STATUTORY AUDITOR FOR FISCAL YEAR ENDING JUNE 30, 2023 AND AUTHORIZATION TO FIX REMUNERATION
Background
The Audit Committee has selected KPMG, an Irish partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee (“KPMG”), to serve as the Company’s Irish statutory auditor for the fiscal year ending June 30, 2023.
We are asking our shareholders to ratify our Company’s appointment of KPMG as our Irish statutory auditor at the Annual Meeting and to authorize the Board to fix the remuneration of KPMG. Although ratification is not required by our Constitution or otherwise, the Board is submitting this matter to our shareholders for ratification as a matter of good corporate governance practice. If the appointment is not ratified, the Audit Committee will reconsider whether or not to retain KPMG. Even if the appointment is ratified, the Audit Committee, in its discretion, may appoint a different registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of us and our shareholders.
Vote Required
The ratification of the appointment of KPMG as our Irish statutory auditor and the authorization of the Board to fix the remuneration of KPMG requires the affirmative vote of a simple majority of the votes of the shareholders entitled to vote and voting on the proposal, present in person or voting by proxy. Abstentions will have no effect on this proposal. This proposal is considered to be a routine matter, and a brokerage firm will be able to vote on this proposal even if it does not receive instructions. If there are any broker non-votes, they will have no effect on this proposal.
Recommendation of the Board
The Board recommends a vote FOR ratification of the appointment of KPMG as the Company’s Irish statutory auditor for the fiscal year ending June 30, 2023 and the authorization of the Board to fix their remuneration.

PROPOSAL NO. 4
RATIFICATION OF THE APPOINTMENT OF OUR IRISH STATUTORY AUDITOR FOR FISCAL YEAR ENDING JUNE 30, 2024 AND AUTHORIZATION TO FIX REMUNERATION
Background
The Audit Committee has selected KPMG, an Irish partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee (“KPMG”), to serve as the Company’s Irish statutory auditor for the fiscal year ending June 30, 2024.
We are asking our shareholders to ratify our Company’s appointment of KPMG as our Irish statutory auditor at the Annual Meeting and to authorize the Board to fix the remuneration of KPMG. Although ratification is not required by our Constitution or otherwise, the Board is submitting this matter to our shareholders for ratification as a matter of good corporate governance practice. If the appointment is not ratified, the Audit Committee will reconsider whether or not to retain KPMG. Even if the appointment is ratified, the Audit Committee, in its discretion, may appoint a different registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of us and our shareholders.
Vote Required
The ratification of the appointment of KPMG as our Irish statutory auditor and the authorization of the Board to fix the remuneration of KPMG requires the affirmative vote of a simple majority of the votes of the shareholders entitled to vote and voting on the proposal, present in person or voting by proxy. Abstentions will have no effect on this proposal. This proposal is considered to be a routine matter, and a brokerage firm will be able to vote on this proposal even if it does not receive instructions. If there are any broker non-votes, they will have no effect on this proposal.
Recommendation of the Board
The Board recommends a vote FOR ratification of the appointment of KPMG as the Company’s Irish statutory auditor for the fiscal year ending June 30, 2024 and the authorization of the Board to fix their remuneration.

PROPOSAL NO. 5
RATIFICATION OF THE APPOINTMENT OF OUR IRISH STATUTORY AUDITOR FOR FISCAL YEAR ENDING JUNE 30, 2025 AND AUTHORIZATION TO FIX REMUNERATION
Background
The Audit Committee has selected KPMG, an Irish partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee (“KPMG”), to serve as the Company’s Irish statutory auditor for the fiscal year ending June 30, 2025.
We are asking our shareholders to ratify our Company’s appointment of KPMG as our Irish statutory auditor at the Annual Meeting and to authorize the Board to fix the remuneration of KPMG. Although ratification is not required by our Constitution or otherwise, the Board is submitting this matter to our shareholders for ratification as a matter of good corporate governance practice. If the appointment is not ratified, the Audit Committee will reconsider whether or not to retain KPMG. Even if the appointment is ratified, the Audit Committee, in its discretion, may appoint a different registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of us and our shareholders.
Vote Required
The ratification of the appointment of KPMG as our Irish statutory auditor and the authorization of the Board to fix the remuneration of KPMG requires the affirmative vote of a simple majority of the votes of the shareholders entitled to vote and voting on the proposal, present in person or voting by proxy. Abstentions will have no effect on this proposal. This proposal is considered to be a routine matter, and a brokerage firm will be able to vote on this proposal even if it does not receive instructions. If there are any broker non-votes, they will have no effect on this proposal.
Recommendation of the Board
The Board recommends a vote FOR ratification of the appointment of KPMG as the Company’s Irish statutory auditor for the fiscal year ending June 30, 2025 and the authorization of the Board to fix their remuneration.

ANNUAL REPORT ON FORM 20-F
We will provide without charge to each person solicited by this Proxy Statement a copy of our Annual Report on Form 20-F, including the financial statements and financial statement schedules, as filed with the SEC for our most recent fiscal year. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers, including the Company, that file electronically with the SEC. Copies of materials we file with the SEC may be reviewed on and printed from the SEC website.
STATUTORY FINANCIAL STATEMENTS
We will provide without charge to each person solicited by this Proxy Statement a copy of our statutory financial statements for: financial year end 2023, the report of the directors, and the report of the statutory auditors on those statements and that report; and financial year end 2024, the report of the directors, and the report of the statutory auditors on those statements and that report. These have been furnished on Form 6-K furnished to the Securities and Exchange Commission and are available at www.ProxyVote.com and on the Company’s website at https://investors.carbonrev.com/financials-filings/sec-filings.
OTHER MATTERS
Our Board is not aware of any business to come before the Annual Meeting other than those matters described above in this Proxy Statement. However, if any other matters should properly come before the Annual Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons voting the proxies.

By Order of the Board of Directors

Dated: June 6, 2025	/s/ Robert A. Lutz
Robert A. Lutz Chairman